SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 9)*
PepsiAmericas, Inc.

(Name of Issuer)
COMMON STOCK,
PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
71343P200

(CUSIP Number)
Thomas H. Tamoney, Jr.
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577
Tel: (914) 253-3623

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
August 5, 2008

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)
Page 1 of 16 Pages

CUSIP No.	71343P200	13 D	Page	2	of	16 Pages

1	NAME OF REPORTING PERSON PepsiCo, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,100,421

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

55,100,421

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,100,421

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

43.3% – See Item 5

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	71343P200	13 D	Page	3	of	16 Pages

1	NAME OF REPORTING PERSON Pepsi-Cola Metropolitan Bottling Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,550,375

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

34,550,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,550,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

27.1% – See Item 5

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	71343P200	13 D	Page	4	of	16 Pages

1	NAME OF REPORTING PERSON Pepsi-Cola Operating Company of Chesapeake and Indianapolis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,578,951

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

10,578,951

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,578,951

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

8.3% – See Item 5

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	71343P200	13 D	Page	5	of	16 Pages

1	NAME OF REPORTING PERSON Pepsi-Cola Bottling Company of St. Louis, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,752,823

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

8,752,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,752,823

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

6.9% – See Item 5

14	TYPE OF REPORTING PERSON

CO

AMENDMENT NO. 9 TO SCHEDULE 13D
     This Amendment No. 9 amends the Report on Schedule 13D, originally filed on December 11, 2000 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on January 2, 2001 (“Amendment No. 1”), Amendment No. 2 thereto filed on December 3, 2002 (“Amendment No. 2”), Amendment No. 3 thereto filed on June 30, 2003 (“Amendment No. 3”), Amendment No. 4 thereto filed on August 23, 2007 (“Amendment No. 4”), Amendment No. 5 thereto filed on November 19, 2007 (“Amendment No. 5”), Amendment No. 6 thereto filed on December 5, 2007 (“Amendment No. 6”), Amendment No. 7 thereto filed on May 19, 2008 (“Amendment No. 7”) and Amendment No. 8 thereto filed on June 4, 2008 (“Amendment No. 8” and, collectively with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share, and associated preferred rights (collectively, the “Common Stock”), of PepsiAmericas, Inc. (the “Company”) beneficially owned, directly or indirectly, by PepsiCo, Inc., a North Carolina corporation (“PepsiCo”).
     The Reporting Persons (as defined below) are filing this Amendment No. 9 to report the disposition of beneficial ownership of approximately 1% of the outstanding shares of Common Stock of the Company.
     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.
Item 1. Security and Issuer.
     This statement relates to the Common Stock of the Company, a class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Company are located at 4000 Dain Rauscher Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402.
Item 2. Identity and Background.
     (a) This Schedule 13D is being filed jointly on behalf of each of (i) PepsiCo, a North Carolina corporation, (ii) Pepsi-Cola Metropolitan Bottling Company, Inc. (“Metro”), a New Jersey corporation and wholly owned subsidiary of PepsiCo, (iii) Pepsi-Cola Operating Company of Chesapeake and Indianapolis (“Chesapeake”), a Delaware corporation and wholly owned subsidiary of PepsiCo and (iv) Pepsi-Cola Bottling Company of St. Louis, Inc. (“St. Louis”, together with PepsiCo, Metro and Chesapeake, the “Reporting Persons”), a Missouri corporation and wholly owned subsidiary of PepsiCo.
     Each Reporting Person is principally engaged as a holding company for various entities engaged in the beverage and snack food industries. The address of the principal business and the principal office of each Reporting Person is 700 Anderson Hill Road, Purchase, NY 10577.
     The name, business address, citizenship and present principal occupation or employment of each executive officer and director of each Reporting Person are set forth on Schedules A through D, respectively, attached hereto and incorporated herein by reference.
     In addition, Midland Bottling Co. (“Midland”), a Delaware corporation and wholly owned subsidiary of PepsiCo, principally engaged as a holding company for various entities engaged in the beverage and snack food industries, holds 794,115 shares of Common Stock and Beverages, Foods & Service Industries, Inc. (“BFSI”), a Delaware corporation and wholly owned subsidiary of PepsiCo, principally engaged as a holding company for various entities engaged in the beverage and snack food industries, holds 424,157 shares of Common Stock. The address of the principal business and the principal office of Midland and BFSI is 700 Anderson Hill Road, Purchase, NY 10577.
(b)	See (a) above.

(c)	See (a) above.
     (d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A through D attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.
Page 6 of 16 Pages

     (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A through D attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) See (a) above.
Item 3. Source and Amount of Funds or Other Consideration.
     Not applicable.
Item 4. Purpose of Transaction.
     (a) As previously reported in Amendment No. 5, the board of directors of PepsiCo has authorized a reduction in PepsiCo’s aggregate level of beneficial ownership of the Company over a multi-year period to no less than the level at the time of the Company’s merger with Whitman Corporation in November 2000 of approximately 37%. Such reduction in ownership is not intended to affect PepsiCo’s commercial or other relationships with the Company. PepsiCo management has discretion to determine the timing and manner of disposition of the Common Stock. Sales of Common Stock may be made in offerings registered under the Securities Act of 1933, as amended (the “Securities Act”), or in transactions exempt from registration under the Securities Act, including without limitation sales in accordance with Rule 144 under the Securities Act and privately negotiated transactions.
     As previously reported in Amendment No. 6, PepsiCo entered into a trading plan agreement with Morgan Stanley & Co. Incorporated (“Morgan Stanley”) dated as of December 4, 2007 (the “December 2007 Trading Plan Agreement”) providing for the disposition of up to 4,330,000 shares of Common Stock. Between January 2, 2008 (the date that sales began under the December 2007 Trading Plan Agreement) and May 16, 2008 (the trading date immediately preceding the effectiveness of the May 2008 Trading Plan Agreement (as defined below)) 607,549 shares of Common Stock had been sold under the December 2007 Trading Plan Agreement. See Item 6(b) below.
     As previously reported in Amendment No. 7, PepsiCo entered into a new trading plan agreement with Morgan Stanley dated May 19, 2008 (the “May 2008 Trading Plan Agreement”), which superseded the December 2007 Trading Plan Agreement in its entirety, providing for the sale of up to 5,400,000 shares of Common Stock. Between May 19, 2008 (the date that sales began under the May 2008 Trading Plan Agreement) and August 5, 2008 (the trading date immediately preceding the date of this Amendment No. 9) 1,555,900 shares of Common Stock had been sold under the May 2008 Trading Plan Agreement, including the 965,900 shares of Common Stock sold under the May 2008 Trading Plan Agreement since the filing of Amendment No. 8. See Item 6(c) below.
     (b)– (j) Not applicable.
Item 5. Interest in Securities of the Issuer.
     (a) The Company reported that as of July 25, 2008, it had 127,296,134 outstanding shares of Common Stock. Percentage figures are based on this number of shares outstanding. For purposes of Rule 13d-3 promulgated under Exchange Act:
•	PepsiCo may be deemed to beneficially own 55,100,421 shares of Common Stock, or approximately 43.3% of the outstanding shares of Common Stock.

•	Metro may be deemed to beneficially own 34,550,375 shares of Common Stock, or approximately 27.1% of the outstanding shares of Common Stock.

•	Chesapeake may be deemed to beneficially own 10,578,951 shares of Common Stock, or approximately 8.3% of the outstanding shares of Common Stock.

•	St. Louis may be deemed to beneficially own 8,752,823 shares of Common Stock, or approximately 6.9% of the outstanding shares of Common Stock.
Page 7 of 16 Pages

•	Midland may be deemed to beneficially own 794,115 shares of Common Stock, or approximately 0.6% of the outstanding shares of Common Stock.

•	BFSI may be deemed to beneficially own 424,157 shares of Common Stock, or approximately 0.3% of the outstanding shares of Common Stock.
     (b) By virtue of the relationships reported under Item 2 of this statement, PepsiCo may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by each of Metro, Chesapeake, St. Louis, Midland and BFSI.
     (c) The table attached hereto as Exhibit 99.4, and incorporated herein by reference, sets forth a summary of the sales made by Metro in accordance with the May 2008 Trading Plan Agreement since the filing of Amendment No. 8. All such sales were made pursuant to open market transactions and were reported on Form 4s previously filed with the Securities and Exchange Commission by PepsiCo and Metro for such period.
     Other than as set forth herein, the Reporting Persons have not effected any transaction in the Common Stock since the filing of Amendment No. 8.
     (d) By virtue of the relationships described in Item 2 of this statement, PepsiCo may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by each of Metro, Chesapeake, St. Louis, Midland and BFSI and the proceeds from the sale of such shares of Common Stock.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     (a) Amended Shareholder Agreement
     On September 6, 2005, PepsiCo and the Company entered into a Second Amended and Restated Shareholder Agreement (the “Amended Shareholder Agreement”), which amends and restates in its entirety that Amended and Restated Shareholder Agreement dated as of November 30, 2000 (the “Prior Agreement”) between PepsiCo and the Company. The material terms of the Prior Agreement were previously summarized under the heading “Amended and Restated PepsiCo Shareholder Agreement” under Item 6 of the Original 13D. The Amended Shareholder Agreement provides that PepsiCo and its affiliates may not own more than 49% of the outstanding Common Stock. Under the Prior Agreement, PepsiCo’s and its affiliates’ ownership of Common Stock was similarly limited to a maximum ownership percentage of 49% of the outstanding Common Stock, but the combined ownership of PepsiCo and its affiliates, together with Robert C. Pohlad, his affiliates and his family, was also limited to a maximum ownership percentage of 49.9% of the outstanding Common Stock. The primary purpose of the Amended Shareholder Agreement was to decouple the ownership limitations that previously applied to the aggregate ownership of PepsiCo and Mr. Pohlad, his affiliates and his family.
     Any acquisitions by PepsiCo that would cause the maximum ownership percentage to be exceeded continue to require the consent of either (1) a majority of the Company’s directors not affiliated with PepsiCo or (2) the Company’s shareholders not affiliated with PepsiCo, or must be made pursuant to an offer for all outstanding shares of Common Stock at a price meeting specific minimum-price criteria. The Amended Shareholder Agreement continues to specify that, during its term, none of PepsiCo or its affiliates may enter into any agreement or commitment with Mr. Pohlad, his affiliates or his family with respect to the holding, voting, acquisition or disposition of the Common Stock. The Amended Shareholder Agreement also continues to restrict certain transfers by PepsiCo and its affiliates that would result in a third party unaffiliated with PepsiCo owning greater than 20% of the outstanding shares of Common Stock.
     The foregoing description of the Amended Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Shareholder Agreement which is included as an exhibit hereto and is incorporated into this report by reference.
     (b) December 2007 Trading Plan Agreement
Page 8 of 16 Pages

     In connection with the matters described under Item 4(a), PepsiCo entered into the December 2007 Trading Plan Agreement. The December 2007 Trading Plan Agreement is more fully described in Item 6(b) of Amendment No. 6. As described in Item 4(a) above, the December 2007 Trading Plan Agreement has been superseded in its entirety by the May 2008 Trading Plan Agreement. See Item 4(a) above and Item 6(c) below for a description of the May 2008 Trading Plan Agreement.
     (c) May 2008 Trading Plan Agreement
     In connection with the matters described under Item 4(a), PepsiCo entered into the May 2008 Trading Plan Agreement. The May 2008 Trading Plan Agreement is more fully described in Item 6(c) of Amendment No. 7. The May 2008 Trading Plan Agreement superseded the December 2007 Trading Plan Agreement in its entirety, is intended to satisfy the requirements of Rule 10b5-1(c)(1) under the Exchange Act and provides for the sale of a maximum of 5,400,000 shares of Common Stock during the period between May 19, 2008 through December 19, 2008. All 5,400,000 shares of Common Stock may not be sold during such period. Assuming the sale of all 5,400,000 shares of Common Stock pursuant to the May 2008 Trading Plan Agreement, PepsiCo would beneficially own approximately 40.3% of the Common Stock. Sales of Common Stock in future periods would be necessary in order to reach the approximately 37% level of ownership at the time of the Whitman Corporation merger in 2000 referred to under item 4(a). See Items 4(a) and 6(b) above for a description of the December 2007 Trading Plan Agreement and Item 4(a) above for a description of the May 2008 Trading Plan Agreement.
     PepsiCo may dispose of shares of Common Stock otherwise than pursuant to the May 2008 Trading Plan Agreement. The May 2008 Trading Plan Agreement may be terminated by PepsiCo at any time.
     The foregoing description does not purport to be complete and is qualified in its entirety by reference to the May 2008 Trading Plan Agreement which is included as an exhibit hereto and is incorporated into this report by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 4).

Exhibit 99.2	Second Amended and Restated Shareholder Agreement dated as of September 6, 2005 among PepsiAmericas, Inc. and PepsiCo, Inc. (incorporated by reference to Exhibit 99.2 to Amendment No. 4).

Exhibit 99.3	Agreement between PepsiCo, Inc. and Morgan Stanley & Co. Incorporated dated May 19, 2008 [portions of this exhibit have been omitted pursuant to a request for confidential treatment] (incorporated by reference to Exhibit 99.3 to Amendment No. 7).

Exhibit 99.4	Transaction Listing Required by Item 5(c).

Page 9 of 16 Pages

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: August 6, 2008

PEPSICO, INC.
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Vice President and Assistant Secretary

PEPSI-COLA OPERATING COMPANY OF CHESAPEAKE AND INDIANAPOLIS
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Vice President and Assistant Secretary

PEPSI-COLA BOTTLING COMPANY OF ST. LOUIS, INC.
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Vice President and Assistant Secretary

Page 10 of 16 Pages

EXHIBIT INDEX

Exhibit	Exhibit
Number	Name
99.1	Joint Filing Agreement among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 4).

99.2	Second Amended and Restated Shareholder Agreement dated as of September 6, 2005 among PepsiAmericas, Inc. and PepsiCo, Inc. (incorporated by reference to Exhibit 99.2 to Amendment No. 4).

99.3	Agreement between PepsiCo, Inc. and Morgan Stanley & Co. Incorporated dated May 19, 2008 [portions of this exhibit have been omitted pursuant to a request for confidential treatment] (incorporated by reference to Exhibit 99.3 to Amendment No. 7).

99.4	Transaction Listing Required by Item 5(c).
Page 11 of 16 Pages

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS
OF
PEPSICO, INC.
     The following is a list of the directors and executive officers of PepsiCo, Inc. (“PepsiCo”), setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Peter A. Bridgman	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President and Controller

Albert P. Carey	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO and President, Frito-Lay North America

John C. Compton	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO, PepsiCo Americas Foods

Ian M. Cook*†	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO, Colgate-Palmolive Company

Massimo F. d’Amore††	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO, PepsiCo Americas Beverages

Dina Dublon*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Former Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co.

Victor J. Dzau*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chancellor for Health Affairs at Duke University and President and CEO of the Duke University Health System

Richard Goodman	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chief Financial Officer

Ray L. Hunt*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chief Executive Officer of Hunt Oil Company and Chairman, Chief Executive Officer and President, Hunt Consolidated, Inc.

Alberto Ibargüen*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	President and Chief Executive Officer of the John S. and James L. Knight Foundation

Hugh F. Johnston	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	President, Pepsi-Cola North America

Arthur C. Martinez*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Former Chairman of the Board, President and Chief Executive Officer of Sears, Roebuck and Co.

Page12 of 16 Pages

Name	Business Address	Present Principal Occupation
Indra K. Nooyi*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chairman and CEO

Lionel L. Nowell III	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President and Treasurer

Sharon Percy Rockefeller*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	President and Chief Executive Officer WETA Public Stations

James J. Schiro*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chief Executive Officer of Zurich Financial Services

Larry D. Thompson	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President, Government Affairs, General Counsel and Secretary

Lloyd G. Trotter*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Partner, GenNx360 Capital Partners

Cynthia M. Trudell	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President, Human Resources and Chief Personnel Officer

Daniel Vasella*†††	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chairman of the Board and Chief Executive Officer of Novartis AG

Michael D. White*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice-Chairman of PepsiCo and CEO, PepsiCo International

*	Director

†	Ian M. Cook is a citizen of the United Kingdom.

††	Massimo F. d’Amore is a citizen of Italy.

†††	Daniel Vasella is a citizen of Switzerland.

Page13 of 16 Pages

SCHEDULE B
EXECUTIVE OFFICERS AND DIRECTORS
OF
PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.
     The following is a list of the directors and executive officers of Pepsi-Cola Metropolitan Bottling Company, Inc., setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo, Inc. and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Sarah Bergman	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Counsel

Robert Biggart	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	General Counsel, PepsiCo Americas Beverages

Kathryn L. Carson	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President, General Counsel Pepsi-Cola North America

Renee Garbus	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

Christine Griff*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Director, Tax Counsel

Victor De Hoyos	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Tax Manager

Charles Mueller	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Director, State and Local Taxes

Brian Nurse	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Legal Counsel

Thomas Salcito	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President, Tax Administration

Thomas H. Tamoney, Jr.*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577	Senior Vice President, Deputy General Counsel and Assistant Secretary

J. Darrell Thomas*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

*	Director

Page 14 of 16 Pages

SCHEDULE C
EXECUTIVE OFFICERS AND DIRECTORS
OF
PEPSI-COLA OPERATING COMPANY OF CHESAPEAKE AND INDIANAPOLIS
     The following is a list of the directors and executive officers of Pepsi-Cola Operating Company of Chesapeake and Indianapolis, setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo, Inc. and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Sarah Bergman	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Counsel

Kathryn L. Carson	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President, General Counsel Pepsi-Cola North America

Renee Garbus	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

Christine Griff*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Director, Tax Counsel

Victor De Hoyos	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Tax Manager

Charles Mueller	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Director, State and Local Taxes

Brian Nurse	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Legal Counsel

Thomas Salcito	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President, Tax Administration

Thomas H. Tamoney, Jr.*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President, Deputy General Counsel and Assistant Secretary

J. Darrell Thomas*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

*	Director

Page 15 of 16 Pages

SCHEDULE D
EXECUTIVE OFFICERS AND DIRECTORS
OF
PEPSI-COLA BOTTLING COMPANY OF ST. LOUIS, INC.
     The following is a list of the directors and executive officers of Pepsi-Cola Bottling Company of St. Louis, Inc., setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo, Inc. and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Sarah Bergman	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Counsel

Kathryn L. Carson	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President, General Counsel Pepsi-Cola North America

Renee Garbus	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

Christine Griff*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Director, Tax Counsel

Victor De Hoyos	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Tax Manager

Charles Mueller	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Director, State and Local Taxes

Brian Nurse	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Legal Counsel

Thomas Salcito	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President, Tax Administration

Thomas H. Tamoney, Jr.*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President, Deputy General Counsel and Assistant Secretary

J. Darrell Thomas*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Vice President and Assistant Treasurer

*	Director

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